  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)

GENIUS BRANDS INTERNATIONAL, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

  (Title of Class of Securities)

37229T103

  (CUSIP Number)

Larry Balaban
Genius Brands International, Inc.
5820 Oberlin Dr., Suite 203
San Diego, CA  92121
(858) 450-2900

With Copies To:

Marcelle Balcombe, Esq.
Timothy O’Brien, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway
New York, New York 10006
Tel: (212) 930-9700
Fax: (212) 930-9725

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 2, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

 Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 37229T103	13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Larry Balaban
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a)☒
(b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
7	SOLE VOTING POWER

7,541,999
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	1,000,000
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	7,541,999
10	SHARED DISPOSITIVE POWER

1,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,541,999*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12%
14	TYPE OF REPORTING PERSON

IN
 *Represents 7,541,999 shares held directly by Larry Balaban which include 2,000,000 shares that may be acquired by Mr. Balaban directly upon exercise of a stock option granted on January 20, 2009 by the Issuer, 100,000 shares may be acquired by Mr. Balban upon exercise of a stock option granted December 31, 2011 by the Issuer, and 500,000 shares that may be acquired by Mr. Balaban directly upon exercise of a stock option granted on April 26, 2011 by the Issuer, 3,862,567 shares formerly held by the Balaban Family Trust dated December 31, 2005, over which Mr. Balaban acted as co-trustee with Sara Balaban and shared voting and dispositive power.  Mr. Balaban also acts as co-trustee of the Balaban Children’s Trust dated October 15, 2006 (the “Children’s Trust”) with Sara Balaban.  The Children’s Trust holds 1,000,000 shares of Common Stock which are included in Row 11.  Mr. Balaban disclaims ownership of shares held by the Children’s Trust.

CUSIP No. 37229T103	13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Balaban Family Trust dated December 13, 2005
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☒
(b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
7	SOLE VOTING POWER

0
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	0
10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

OO

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”) of Genius Brand International, Inc., a Nevada corporation (the “Company”), whose principal executive offices are located at 5820 Oberlin Dr., Suite 203, San Diego, CA 92121 (the “Issuer”). On July 5, 2011, the Issuer became a reporting company under Section 12(g) of the Securities Exchange Act of 1934, as amended, when its Form 10 (filed May 4, 2011) became effective (Fine No. 000-54389).

Item 2. Identity and Background.

(a)           Larry A. Balaban, an individual, and the Balaban Family Trust dated December 13, 2005 (the “Trust”).

(b)           Business Address is 5820 Oberlin Dr., Suite 203, San Diego, CA 92121

(c)           Mr. Balaban is the Chief Creative Officer and a Director of the Issuer.  The Trust was a revocable living trust established by Mr. Balaban and Sara Balaban.

(d)           Neither Mr. Balaban nor the Trust has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           Neither Mr. Balaban nor the Trust has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Balaban is a citizen of the United States of America.  The Trust was a trust formed under the laws of the State of California.

Item 3. Source and Amount of Funds or Other Consideration.

The Company granted Larry Balaban an option to purchase up to 2,000,000 shares of the Company’s common stock on January 20, 2009, the total shares of which were vested on December 31, 2009 as part of the original employment agreement.

On April 26, 2011, the Company signed new employment agreement which granted Larry Balaban an additional option to purchase up to 1,000,000 shares of the Company’s common stock, 250,000 fully vested as of April 1, 2011, with the remaining option vesting as of April 1, 2012, 2013, and 2014 in the amount of 250,000 shares each year.

On December 31, 2011 the Company granted Mr. Balaban an option to purchase 100,000 shares of the Company’s common stock pursuant to the Company’s stock option plan, which vested on the same day

On May 2, 2012, the Company and Larry Balaban agreed to convert the remaining balance of a note previously issued to him by the Company for accrued salary as of December 31, 2010, in the amount of $431,772.73, including principal and interest, into 2,158,864 shares of the Company’s common stock and the Board approved the issuance.  Subsequently, 1,079,432 of such shares were transferred to Sara Balaban.

On May 16, 2012, Larry Balaban and Mrs. Sara Balaban split the aggregate total shares of the Trust evenly, each receiving 3,862,567 share of the Company formerly held in the Trust.  Prior to the shares formerly held in the Trust being split, Larry Balaban transferred 76,000 of such shares to a third party as consideration for services provided.

Item 4. Purpose of Transaction.

The shares acquired by the Reporting Persons were issued for the purpose of acquiring an interest in the Issuer, notwithstanding the fact that Mr. Balaban is an officer and director of the issuer.

Of the 8,541,999 shares reported by Mr. Balaban, 2,600,000 represent shares of Common Stock that Mr. Balaban has the right to acquire directly (not through the Trust) upon exercise of stock options granted pursuant to the Issuer’s 2008 Stock Option Plan.  An option to purchase 2,000,000 of the shares was granted on January 20, 2009 pursuant to Mr. Balaban’s former employment agreement with the Issuer.  The option is exercisable at a purchase price of $0.44 and will terminate on January 20, 2014.  An Option to purchase 100,000 shares of the Company’s common stock was granted on December 31, 2011, with an exercise price of $0.22.  The remaining 500,000 shares are part of an option granted to Mr. Balaban on April 26, 2011 pursuant to his current employment agreement with the Issuer.  The option was granted for up to 1,000,000 shares of common stock with 250,000 shares vested and exercisable on the date of grant.  The option is exercisable at a purchase price of $0.44 per share and will vest as to the remaining 750,000 shares at a rate of 250,000 shares on each of April 1, 2012, April 1, 2013 and April 1, 2014.  Only that portion of the options that is currently exercisable within the next 60 days is included in the 8,541,999 shares reported.  Of the remaining 5,041,999 shares owned by Mr. Balaban, 2,158,864 were acquired through the note conversion outlined in Item 3 and 3,862,567 were acquired in the Trust split outlined in Item 3.

Item 5. Interest in Securities of the Issuer.

Mr. Balaban may be deemed to be the beneficial owner of 8,541,999 shares of the Common Stock, which constitutes approximately 12% of  the 70,426,547 shares of the Common Stock outstanding on May 7, 2012 (included in that total is 1,000,000 in vested yet unexercised options).  However, 1,000,000 of such shares are owned by the Children’s Trust, over which Mr. Balaban acts as co-trustee with Sara Balaban and shares voting and dispositive power.  Mr. Balaban disclaims ownership of such shares.

The Trust no longer has either sole or shared power to vote any shares of the Company.

Mr. Balaban will have the sole power to vote or to direct the vote and to dispose or to direct the disposition of up to 7,541,999 shares which may be acquired pursuant to stock options granted to him by the Issuer pursuant to its 2008 Stock Option Plan which could be exercised within the next 60 days if and when said options are exercised.  See Item 4 for a description of the options.

Other than the acquisition of the shares reported herein, the Reporting Persons have effected no transactions in the shares of the Issuer during the past 60 days.

No persons other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

As of May 16, 2012, the Trust no longer beneficially owns more than five percent of a class of securities of the Company.

Other than as set forth above, neither Mr. Balaban nor the Trust is the beneficial owner of any other shares of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

SIGNATURES

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Larry Balaban

May 16, 2012	By:	/s/ Larry Balaban
Name: Larry Balaban

JOINT FILING AGREEMENT’

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder, each party hereto hereby agrees to the joint filing, on behalf of each of them, of any filing required by such party under Section 13 or Section 16 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with the Securities and Exchange Commission (and, if such security is registered on a national securities exchange, also with the exchange), and further agrees to the filing, furnishing, and/or incorporation by reference of this agreement as an exhibit thereto. This agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party.

IN WITNESS WHEREOF, each party hereto, being duly authorized, has caused this agreement to be executed and effective as of the date set forth below.

Dated:  May 16, 2012

The Balaban Family Trust dated December 13, 2005

By:  /s/ Larry A. Balaban

Larry A. Balaban, Trustee

Larry A. Balaban

/s/ Larry A. Balaban

Larry A. Balaban